FOIA CONFIDENTIAL TREATMENT REQUEST

Certain confidential information in this letter has been omitted and provided separately to the Securities and Exchange Commission. Confidential treatment has been requested by NeuroSense Therapeutics Ltd. with respect to the omitted portions, which are identified in this letter by the mark “[***].”

November 4, 2021

VIA EDGAR AND HAND DELIVERY

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Life Sciences

100 F Street, N.E.
Washington, D.C. 20549

Attn:	Tracie Marner
Vanessa Robertson
Jane Park
Irene Paik

Re:	NeuroSense Therapeutics Ltd. Registration Statement on Form F-1 Filed October 18, 2021 File No. 333-260338

Ladies and Gentlemen:

On behalf of NeuroSense Therapeutics Ltd. (“NeuroSense” or the “Company”), set forth below is additional information to supplement the Company’s prior response to comment 19 contained in the letter, dated September 3, 2021, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Confidential Draft Registration Statement on Form F-1 submitted to the Commission on August 10, 2021 (the “Draft Registration Statement”). Such Draft Registration Statement has been updated by the Company as reflected in the registration statement referenced above (File No. 333-260338), which was publicly filed by the Company on October 18, 2021 and amended in a pre-effective amendment on November 1, 2021 (the “Registration Statement”).

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Life Sciences

November 4, 2021

The responses provided herein are based upon information provided to Covington & Burling LLP by the Company. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings set forth in the Registration Statement.

The Company respectfully submits the below additional information to assist the Staff in its review of the Company’s determinations of the fair value of the ordinary shares underlying its material equity awards and the reasons for the differences between the recent valuations of the Company’s ordinary shares leading up to the Company’s initial public offering (“IPO”) and the estimated offering price of the Company’s ordinary shares (the “Shares”) in the IPO. Unless otherwise indicated, all information contained in this letter assumes a [***]-for-[***] stock split of the Shares, which will become effective on November 7, 2021, and all conversion rates are reflected as of the date of the applicable issuance.

Determining the Price per Ordinary Share Prior to the IPO

The following sets forth a description of each of the Company’s recent equity issuances directly related to the fair value determinations underlying the recognition of stock-based compensation expense in the Company's annual financial statements as at December 31, 2020 and its interim financial statements as at June 30, 2021 in accordance with IFRS 2.

Valuation Methodologies

In anticipation of the Company’s potential IPO and in connection with the preparation of its audited financial statements to be included in the Registration Statement, the Company obtained a third-party specialist (the “Specialist”) valuation of the estimated fair value of its Shares underlying the options granted by the Company. In this letter, the Company describes the options granted as shown in the table below on the respective grant dates. For all option grants prior to July 2020, the Company determined the fair value of the underlying Shares by reference to contemporaneous fundraising transactions . In selecting the appropriate fundraising round to use in valuing the Shares, the Company considered when an event which led to an increase in the Share value occurred. In cases where the value increasing event took place prior to a grant, the Company used the most recent subsequent fundraising round. In cases where the value increasing event took place after the grant, the Company used the most recent prior fundraising round. This approach ensured that the Company appropriately captured the value at the time of the grant, including or excluding, as appropriate, certain value increasing events. It should be noted that the Company has only issued ordinary shares and has never issued preferred stock. Given that the fundraising rounds used in the valuations were only sales of ordinary shares, the Company was not required to separately value the fair value of those ordinary shares. For awards granted on and after July 17, 2020, the Company, with the help of the Specialist, determined the estimated fair value of the Shares by applying the income approach using a forecast prepared by management. The change in valuation methodology was necessitated by the lack of contemporaneous fundraising rounds that reflected the positive preliminary results from the Company’s Phase IIa clinical trial of its lead product candidate PrimeC that the Company received in July 2020 before the July 2020 Grants. The income approach estimates value based on the expectation of future cash flows that the Company will generate. These future cash flows were discounted to their present values using a discount rate based on the capital rates of return for comparable publicly traded companies and were adjusted to reflect the risks inherent in the Company’s cash flows relative to those inherent in the comparable companies utilized in the discount rate calculation (the “DCF” analysis). The risks considered by the Company and incorporated in the Specialist’s discounted cash flow model included the probability of success of the PrimeC product candidate as well as the Company’s preclinical product candidates, StabiliC and CogniC.

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Life Sciences

November 4, 2021

After determining the fair value of the Shares on a minority, marketable basis, the Company also considered that the Shares were not freely tradable in the public markets. Therefore, the estimated fair value of the Shares at each grant date reflects a discount for lack of marketability (“DLOM”) partially based on the anticipated likelihood of the closing of the Company’s IPO by [***] as well as a function of the Company’s estimated volatility, derived primarily using the volatility of comparable publicly traded companies. The DLOM applied to the Share price on each grant date ranged from [***]% to [***]%. The per Share price in the table below represents the estimated fair value after applying the DLOM.

Since July 1, 2019, the Company has granted options to purchase an aggregate of 210,000 Shares under its 2018 Employee Share Option Plan to employees, non-employee directors and consultants. The Company made the option grants on the dates, and on the terms, set out below.

Ordinary Share Valuations and Stock Option Grants

Grant Date	Type of Award	Number of Underlying Shares Granted	Exercise Price		Estimated Fair Value per Underlying Share
August 28, 2019	Options	60,000		$0.03	$1.08
January 9, 2020	Options	18,000	NIS	5	$1.07
March 5, 2020	Options	54,000		$0.03	$1.06
July 12, 2020	Options	12,000	NIS	5	$6.73
July 17, 2020	Options	12,000		$0.03	$6.73
July 20, 2020	Options	12,000		$0.03	$6.73
November 25, 2020	Options	3,000		$0.03	$6.96
December 8, 2020	Options	3,000		$0.03	$6.97
March 15, 2021	Options	15,000		$1.67	$16.80
July 1, 2021(*)	Options	21,000		$0.03	$17.00

(*)	Despite the fact that the formal grant date was after June 30, 2021, as the grantee begun to provide services before the formal grant date, compensation expenses were recorded from the service commencement date on June 1, 2021.

August 2019 Grant

In determining the fair value of the August 2019 grants, the Company, with the help of the Specialist, considered recent transactions in the Shares where investors, in an arm’s length transaction, purchased Shares at a negotiated price. The most recent fundraising round immediately before the grant of options occurred in July 2019, where the Company sold 799,998 Shares in an arm’s length transaction that valued the Shares at $1.43 on a pre-DLOM basis. The Company determined that on August 28, 2019, the estimated fair value of the underlying Shares was $1.08 on a post-DLOM basis. The Company concluded the fair value of the Shares in the recent financing was the appropriate fair value as of the date of grant given the short amount of time which had passed between the grant date and the July 2019 fundraising and the absence of any significant business developments between these dates.

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Life Sciences

November 4, 2021

January 2020 Grant

The Company determined the fair value of the Shares as of January 9, 2020, using the most recent fundraising round immediately following the grant of options. The most recent fundraising round immediately following the grant of options occurred in February 2020, where the Company sold 370,356 Shares in an arm’s length transaction that valued the Shares at $1.43 on a pre-DLOM basis. The Company determined that on January 9, 2020, the estimated fair value of the underlying Shares was $1.07 on a post-DLOM basis. The Company concluded the fair value of the Shares in the recent financing was the appropriate fair value as of the date of grant given the short amount of time which had passed between the grant date and the February 2020 fundraising and the absence of any significant business developments between these dates.

March 2020 Grant

The Company determined the fair value of the Shares granted on March 5, 2020 using the same methods described above and the fundraising round in February 2020. The Company, with the help of the Specialist, determined the fair value of the Shares in the February 2020 investment was $1.43 per Share on a pre-DLOM basis. The Company determined that on March 5, 2020, the estimated fair value of the underlying Shares was $1.06 on a post-DLOM basis. The Company concluded the fair value of the Shares in the recent financing was the appropriate fair value as of the date of grant given the short amount of time which had passed between the grant date and the February 2020 fundraising and the absence of any significant business developments between these dates.

July 2020 Grants

As noted above, due to the lack of contemporaneous third party financing activity, the significant advancements in the Company’s clinical development program and the positive preliminary results from the Company’s Phase IIa clinical trial of its lead product candidate PrimeC received in July 2020 before the July 2020 grants, the Company, with the help of the Specialist, performed a DCF analysis as of September 30, 2020 to estimate the fair value of the Shares for awards granted in July 2020 and after this date. The September DCF analysis was based on management’s projections and took into account the probability of success of the Company’s product candidates between each phase from pre-clinical to approval and its ability to achieve certain levels of revenue by certain dates. The DCF analysis conducted by the Company concluded that the estimated fair value of the Shares as of September 30, 2020 was $8.94 per Share on a pre-DLOM basis. The Company determined that on each of the July grant dates, the estimated fair value of the underlying Shares was $6.73 on a post-DLOM basis. While the DCF valuation was conducted as of September 30, 2020, the Company determined that given the lack of significant changes in the business and the short amount of time between the July grants and the September 2020 valuation, it was appropriate to conclude that the fair value of the Shares in July 2020 were the same as the fair value as determined as of September 30, 2020.

November and December 2020 Grants

In estimating the fair value of the Shares as of November 25 and December 8, 2020, the Company determined that the estimated fair value as of September 30, 2020 was still appropriate given the lack of changes in the business and other circumstances of the Company. The Company then applied a DLOM as of the grant dates to determine the estimated fair value specific to each of the November and December grants. The increase in the fair value of the Shares compared to the July 2020 fair value is due to the reduced time until an anticipated exit event.

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Life Sciences

November 4, 2021

March 2021 Grants

In order to properly value the Shares underlying the options granted in March 2021 in light of the completion of the Phase II PrimeC clinical trial and the positive results received in February 2021, the Company, with the help of the Specialist, conducted an updated DCF analysis to determine the value of the Shares as of March 31, 2021. The DCF analysis was based on management projections, which reflect various assumptions regarding the success of the Company’s product candidates and the Company’s ability to commercialize these product candidates, if approved. The DCF analysis reflected the increased likelihood of the Company achieving certain product development milestones compared to the prior analysis conducted in September 2020 taking into consideration the completion of the Phase II PrimeC clinical trial. Based on the Specialist’s analysis, the Company determined the estimated fair value of the Shares as of March 31, 2021 to be $20.16 per Share on a pre-DLOM basis. The Company determined that on March 15, 2021, the estimated fair value of the underlying Shares was $16.80 on a post-DLOM basis. The March 15, 2021 grant was valued using the estimated fair value of the Shares as determined by the Company as of March 31, 2021. The Company determined that the DCF valuation as of March 31, 2021 was the most appropriate value to apply given that the value increasing event, the receipt of positive data from the Company’s Phase II PrimeC clinical trial, occurred prior to the March 15, 2021 grant but after the prior valuation.

July 2021 Grants

In order to properly value the Shares underlying the options granted in July 2021, the Company, with the help of the Specialist, conducted an updated DCF analysis to determine the value of the Shares as of June 30, 2021. The DCF analysis was based on the same projections used in the March 2021 valuation since no significant business changes occurred. There was an insignificant increase in the value compared to the March 2021 valuation due to the progress of time. Based on the Specialist’s analysis, the Company determined the estimated fair value of the Shares as of June 30, 2021 to be $20.16 per Share on a pre-DLOM basis. The Company determined that on July 1, 2021, the estimated fair value of the underlying Shares was $17.00 on a post-DLOM basis.

Preliminary IPO Price Range

The Company has taken into consideration guidance and market data from the representative of the underwriters for the IPO that have been presented to and reviewed by the board of directors and management. To provide further information for the Staff’s consideration, the Company advises the Staff that it currently anticipates a price range between approximately $[***] to $[***] per Share (the “Preliminary Price Range”). The actual price range to be included in a subsequent amendment to the Registration Statement (which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range) has not yet been determined and remains subject to adjustment based on factors outside of the Company’s control. However, the Company believes that the actual price range will be within the indicative price range set forth above. The Company anticipates implementing a stock split in connection with the IPO and will present post-stock split share numbers and per-share price information in the amendment of the Registration Statement that includes the price range. This letter presents all share numbers and per-share price information on the post-stock split basis.

The Price Range does not consider any discount for the current lack of liquidity for the Shares and assumes a successful IPO with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company or being sold in an acquisition transaction.

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Life Sciences

November 4, 2021

Comparison of Most Recent Share Price Utilized in the Valuation of the July 2021 Grant and the Preliminary Price Range

As is typical in initial public offerings, the Preliminary Price Range was not derived using a formal determination of fair value, but was determined based on discussions between the Company and representatives of the underwriters. During these discussions, the parties considered quantitative factors, as well as non-quantitative factors, such as the valuations of recently completed public offerings and evaluating those issuers’ respective stages of development as compared to the Company; current market conditions, including the volatility, disruptions and uncertainty caused by the COVID-19 pandemic and its impact on the capital markets; recent strategic and collaboration transactions in the life sciences/pharmaceutical industry; and the current valuations of public companies at a similar stage of development as the Company. Prior to October 15, 2021, the Company and underwriters had not had any specific discussions regarding the Preliminary Price Range. As shown above, the estimated fair value of the underlying Shares in the July 2021 Grant was higher than the Preliminary Price Range. Among the factors that were considered in setting the Preliminary Price Range below the July 2021 Grant were the following:

●	the price per Share of $[***] as of June 2021 as determined by the Specialist by using a DCF, but without applying the DLOM;

●	the general conditions of the securities market and the recent market prices of, and the demand for, publicly traded securities of comparable companies;

●	input received from the Company’s “testing the waters" meetings;

●	the number of comparable companies competing to raise capital on a similar timeline as the Company;

●	the Company’s financial condition, prospects and its urgent need for capital in the short-term to advance its development program and clinical trials;

●	estimates of business potential and earnings prospects for the Company and the industry in which it operates;

●	recent performance of initial public offerings of companies in the pharmaceutical sector; and

●	the stage of development of the Company’s development programs.

In light of the factors described above, the Company respectfully submits that the per share grant date estimated fair values, as set forth in the table above, which have been used as the basis for determining the stock-based compensation expense in connection with its stock option grants and the difference between the valuation as of the July 2021 Grant and the Preliminary Price Range are reasonable and appropriate for the reasons described herein.

The Company respectfully requests that the Staff return to the undersigned this letter pursuant to Rule 418 of the Securities Act of 1933, as amended, once the Staff has completed its review. For the convenience of the Staff, we have provided a self-addressed stamped envelope for this purpose. We respectfully reserve the right to request that this letter be returned to us at an earlier date.

In addition, the Company requests confidential treatment under 17 C.F.R. § 200.83 for the contents of this letter and has submitted a separate request for confidential treatment in accordance therewith to the Commission’s Office of Freedom of Information and Privacy Act Operations.

*****

Please contact me at (212) 841-1108 or Sarah C. Griffiths at (212) 841-1013 with any questions or further comments regarding the information contained herein.

Sincerely,

/s/ Brian K. Rosenzweig
Brian K. Rosenzweig
Covington & Burling LLP

cc:	Alon Ben-Noon, NeuroSense Therapeutics Ltd.

Or Eisenberg, NeuroSense Therapeutics Ltd.
Sarah C. Griffiths, Covington & Burling LLP

Perry Wildes, Gross & Co.